DREYFUS GNMA FUND, INC.

Statement of Investments
January 31, 2006 (Unaudited)

Bonds and Notes - 95.8%	Principal Amount($)	Value($)
U.S. Government Agencies/Mortgage-Backed - 90.0%		
Government National Mortgage Association I:		
5%	137,385,000 a	135,280,262
5%, 5/15/2033-7/15/2034	8,182,918	8,070,115
5.5%, 6/15/2020-9/15/2035	177,874,068	178,828,032
6%	13,250,000 a	13,581,250
6%, 10/15/2019-9/15/2034	40,410,117	41,469,706
6.5%, 9/15/2008-6/15/2032	8,233,105	8,508,599
7%, 11/15/2022-12/15/2022	23,355	24,560
7.5%, 12/15/2006-5/15/2026	9,549,192	10,124,399
8%, 4/15/2008-12/15/2022	4,378,444	4,653,404
8.5%, 7/15/2008-12/15/2022	3,510,821	3,810,444
9%, 1/15/2019-12/15/2022	2,720,087	2,964,822
9.5%, 3/15/2018-11/15/2024	680,473	753,208
Ser. 2004-39, Cl. LC, 5.5%, 12/20/2029	4,260,000	4,286,676
Ser. 2005-29, Cl. A, 4.016%, 7/16/2027	3,318,948	3,225,884
Ser. 2005-32, Cl. B, 4.385%, 8/16/2030	3,500,000	3,428,180
Ser. 2005-34, Cl. A, 3.956%, 9/16/2021	3,492,752	3,413,784
Ser. 2005-42, Cl. A, 4.045%, 7/16/2020	8,270,922	8,087,872
Ser. 2005-42, Cl. A, 4.045%, 5/16/2021	7,200,000	7,030,125
Ser. 2005-50, Cl. A, 4.015%, 11/16/2026	5,104,795	4,974,573
Ser. 2005-52, Cl. A, 4.287%, 1/16/2030	2,569,269	2,514,904
Ser. 2005-59, Cl. A, 4.388%, 5/16/2023	3,077,295	3,024,581
		448,055,380
Government National Mortgage Association II:		
4.375%, 2/20/2027-6/20/2032	7,054,211 b	7,064,279
4.5%, 7/20/2030-1/20/2034	13,710,145 b	13,668,320
4.75%, 9/20/2027	15,114 b	15,181
5%, 9/20/2033-1/20/2036	61,303,672	60,123,331
5.5%	8,578,000 a	8,584,701
5.5%, 1/20/2034-1/20/2036	73,198,276	73,312,466
6%, 12/20/2028-12/20/2035	39,942,660	40,819,975
6.5%, 5/20/2031-7/20/2031	1,485,993	1,544,036
7%, 4/20/2024-4/20/2032	15,755,856	16,466,358
7.5%, 9/20/2030	246,690	257,867
9.5%, 9/20/2017-2/20/2025	173,572	190,789
		222,047,303
Federal Home Loan Mortgage Corp.:		
5%, 3/1/2020	1,348,666	1,333,062
Stripped Security, Interest Only Class, Ser. 2630, Cl. IE, 5%, 12/15/2025	2,989,900 c	437,632
		1,770,694
Federal National Mortgage Association:		
6%	41,250,000 a	42,152,137
Ser. 2003-49, Cl. JE, 3%, 4/25/2033	1,875,903	1,710,475

Ser. 2004-58, Cl. LJ, 5%, 7/25/2034	5,205,443	5,192,586
Whole Loan,		
Ser. 2001-W1, Cl. AF6, 6.902%, 7/25/2031	4,030,820	4,020,545
		53,075,743

Total U.S. Government Agencies/Mortgage-Backed | | **724,949,120**

Asset-Backed Ctfs./Commercial - .1%
Long Beach Asset,

Ser. 2004-6, Cl. N1, 4.5%, 2034	993,362 d	**991,513**

Asset-Backed Ctfs./Home Equity Loans - .6%
Equivantage Home Equity Loan Trust,

Ser. 1997-1, Cl. A4, 7.775%, 2028	1,289,841	1,286,567
GE Capital Mortgage Services,		
Ser. 1999-HE1, Cl. A7, 6.265%, 2029	3,976,489	3,995,258
		5,281,825

Residential Mortgage Pass-Through Ctfs. - 3.3%
Countrywide Home Loans,

Ser. 2002-35, Cl. 1A5, 5%, 2018	1,960,684	1,924,435
First Horizon Alternative Mortgage Securities,		
Ser. 2004-FA1, Cl. 1A1, 6.25%, 2034	7,669,050	7,736,731
GSR Mortgage Loan Trust,		
Ser. 2004-12, Cl. 2A2, 3.554%, 2034	9,695,170 b	9,539,718
Nomura Asset Acceptance,		
Ser. 2005-WF1, Cl. 2A5, 5.159%, 2035	2,225,000	2,184,460
Ocwen Residential MBS,		
Ser. 1998-R1, Cl. B1, 7%, 2040	5,006,871 d	5,065,667
		26,451,011

U.S. Government - 1.8%
U.S. Treasury Inflation Protected Securities,

1.625%, 1/15/2015	13,213,307 e	12,815,628
U.S. Treasury Notes,		
4%, 6/15/2009	1,500,000 f	1,477,260
		14,292,888

Total Bonds and Notes
(cost $776,991,356) | | **771,966,357**

Short-Term Investments- 28.6%

U.S. Treasury Bills:

3.88%, 2/9/2006	3,000,000	2,997,510
3.92%, 2/16/2006	15,000,000	14,975,100
3.8%, 3/9/2006	150,000 f	149,376
3.87%, 3/16/2006	12,000,000	11,940,840
3.87%, 3/30/2006	125,000,000	124,176,250
4.02%, 4/6/2006	7,000,000	6,947,990
4.27%, 4/20/2006	25,000,000	24,769,000
4.31%, 4/27/2006	45,000,000	44,545,500

Total Short-Term Investments
(cost $230,561,679) | | **230,501,566**

	Shares	Value ($)
Other Investment- 1.3%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $10,193,000)	10,193,000 g	**10,193,000**
Total Investments (cost $1,017,746,035)	**125.7%**	**1,012,660,923**
Liabilities, Less Cash and Receivables	**-25.7%**	**(206,880,833)**
Net Assets	**100.0%**	**805,780,090**

a   *Purchased on a forward commitment basis.*
b   *Variable rate security-interest rate subject to periodic change.*
c   *Notional face amount shown.*
d   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2006, these securities amounted to $6,057,180 or .8% of net assets.*
e   *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
f   *Fully or partially held by a broker as collateral for open financial futures positions.*
g   *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS GNMA FUND, INC.

Statement of Financial Futures
January 31, 2006 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 1/31/2006 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	76	8,241,250	March 2006	(45,125)
Financial Futures Short				
U.S. Treasury 5 Year Notes	241	25,481,984	March 2006	183,984
				138,859